Seventh paragraph under the caption "Legal Proceedings" beginning on page 10 of the Annual Report on Form 10-K of the Company for the year ended December 31, 1998 (File No. 1-6594).

On June 30, 1998, CC Finance System Inc. (formerly Security Pacific Finance System Incorporated, "Security Pacific"), a subsidiary of the Company, was served by Norwest Financial, Inc. ("Norwest") with a demand for arbitration pursuant to a contract for data processing services between Security Pacific and Norwest. The demand asserts a claim for approximately $42 million of damages as a result of Security Pacific's alleged breach of the contract following the acquisition of Security Pacific by the Company in July 1997. The arbitration will be conducted in accordance with the rules and procedures of the American Arbitration Association. The Company has vigorously defended against the claim asserted by Norwest and intends to continue doing so.